October 15, 2021

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	PROOF Acquisition Corp I
Confidential Draft Registration Statement on Form S-1
Submitted on May 28, 2021
CIK No. 0001853070

Ladies and Gentlemen:

Set forth below is the response of PROOF Acquisition Corp I (referred to herein as “we” or the “Company”) to the comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 21, 2021 with respect to the above-referenced Confidential Draft Registration Statement on Form S-1.

Concurrent with the submission of this letter, we are submitting an updated confidential draft Registration Statement on Form S-1 (the “Registration Statement”).

For your convenience, the response is prefaced by the exact text of the Staff’s comment. All references to page numbers and captions in the responses correspond to the Registration Statement unless otherwise specified.

Confidential Draft Registration Statement on Form S-1 submitted May 28, 2021

Exclusive Forum for Certain Lawsuits, page 153

1.	Please reconcile your disclosure here and page 74 regarding whether this provision applies to claims arising under the Securities Act.

RESPONSE:

The Company acknowledges the Staff’s comment and has revised the section entitled “Exclusive Forum for Certain Lawsuits,” now beginning on page 155, to clarify that the provision applies to claims brought under the Securities Act.

If any additional supplemental information is required by the Staff or if you have any questions regarding the foregoing, you may reach me at (212) 378-7507.

Very truly yours,

By:	/s/ Scott D. Fisher
Scott D. Fisher

Enclosures

cc:	Michael Zarlenga
PROOF Acquisition Corp I